Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

October 31, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia, Tarjeta Naranja S.A. (“Tarjeta Naranja”), has entered into a license agreement (the “License Agreement”) with its subsidiary, Cobranzas Regionales S.A. (“Cobranzas Regionales”), pursuant to which Tarjeta Naranja has licensed to Cobranzas Regionales the right to use the “Naranja X” trademark, and each of its respective logotypes.

The License Agreement will allow Cobranzas Regionales’ customers to use a digital platform enabling such customers to make payments, money transfers, and engage in various other transactions as permitted by the by-laws of Cobranzas Regionales. Tarjeta Naranja also has a commercial interest in linking its commercial trademark with such new products thereby allowing Tarjeta Naranja to incorporate its technology and participate in the digital venue.

The License Agreement has a five-year term commencing on the date of its execution by the relevant parties.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com